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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                November 5, 2004

                                    FORM N-8F

AMENDMENT NO. 1 TO APPLICATION FOR DEREGISTRATION FILED PURSUANT TO SECTION 8(f)
                      OF THE INVESTMENT COMPANY ACT OF 1940



         The undersigned investment company hereby applies to the Securities and Exchange Commission for an order of deregistration under and pursuant to the provisions of Section 8(f) of the Investment Company Act of 1940 (the "Act") and in connection with such application for deregistration submits the following information:


                 NATIONS GOVERNMENT INCOME TERM TRUST 2003, INC.
                                      Name

                            One Bank of America Plaza
                             101 South Tryon Street
                            Charlotte, NC 28255-0001
    Address of Principal Business Office (No. & Street, City, State Zip Code)



Telephone Number (including area code):  (800) 231-7854

Name and address of agent for service of process:

                                    Robert B. Carroll
                                    Bank of America Corporation
                                    One Bank of America Plaza
                                    101 South Tryon Street
                                    Charlotte, NC 28255-0001

                                    With a copy to:

                                    Robert M. Kurucza, Esq.
                                    Marco E. Adelfio, Esq.
                                    Morrison & Foerster LLP
                                    2000 Pennsylvania Ave., N.W., Suite 5500
                                    Washington, D.C.  20006


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I.     GENERAL IDENTIFYING INFORMATION

1.     Reason fund is applying to deregister:

       [ ]      MERGER
       [X]      LIQUIDATION
       [ ]      ABANDONMENT OF REGISTRATION
       [ ]      Election of status as a BUSINESS DEVELOPMENT COMPANY

2.     Name of fund: Nations Government Income Term Trust 2003, Inc.
       (the "Fund")

3.     Securities and Exchange Commission File No.:  811-07926

4.     Is this an initial Form N-8F or an amendment to a previously filed
       Form N-8F?

       [ ]    Initial Application                    [X]    Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

       One Bank of America Plaza, 101 South Tryon Street, Charlotte, NC 28255

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

       Barry I. Pershkow, Esq.
       Morrison & Foerster LLP
       2000 Pennsylvania Avenue, N.W.
       Suite 5500
       Washington, D.C. 20006
       (202) 887-1536

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, 31a-2]:

       BACAP Distributors, LLC
       One Bank of America Plaza
       101 South Tryon Street
       Charlotte, NC 28255-0001
       1-800-241-5389

8.     Classification of fund:

       [X] Management company;
       [ ] Unit investment trust; or


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       [ ] Face-amount certificate company.

9.     Subclassification if the fund is a management company:

       [ ]    Open-end            [X]    Closed-end

10.    State law under which the fund was organized or formed:

       Maryland

11. Name and address of each investment adviser of the fund (including sub-advisers) during the last five years:

       Banc of America Capital Management, LLC (or its corporate predecessor) ("Adviser")
       One Bank of America Plaza
       101 South Tryon Street
       Charlotte, NC  28255-0001

12. Name and address of each principal underwriter of the fund during the last five years:

       Not Applicable.

13.    If the fund is a unit investment trust ("UIT") provide:

       Not Applicable.

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

       [ ]    Yes                 [X]    No

15.    (a)    Did the fund obtain approval from the board of directors
              concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

              [X]  Yes     [ ]   No

              Date on which the board vote took place:

              February 27, 2003

       (b) Did the fund obtain approval from the interestholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

              [ ]  Yes     [X]   No

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              Date on which the shareholder vote took place:

              The Fund's Charter specifically provides for the liquidation and dissolution of the Fund without a shareholder vote. The Fund is a term trust that was designed to terminate on or before September 30, 2003. This feature of the Fund was fully disclosed in the Fund's prospectus and annual reports to investors. Accordingly, Maryland law does not require that the liquidation be approved by the Fund's shareholders.

II.    DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

       [X]   Yes           [ ]   No

       (a)    Date on which the fund made those distributions:

              Various dates from February 27, 2003 through September 30, 2003

       (b)    Were the distributions made on the basis of net assets?

              [X]   Yes                 [ ]   No

       (c)    Were the distributions made pro rata based on share ownership?

              [X]   Yes                 [ ]   No

       (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

       (e)    Liquidations only:
              Were any distributions to shareholders made in kind?

              [ ]   Yes                 [X]   No

17.    Closed-end funds only:
       Has the fund issued senior securities?

       [ ]   Yes                  [X]   No

18.    Has the fund distributed ALL of its assets to the fund's shareholders?

       [X]   Yes                  [ ]   No

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19.    Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

       [X]   Yes           [ ]   No

       If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

       The only shareholders who have not received liquidating distributions are those who have not yet been located. The Fund has followed the procedures set forth under Maryland law for liquidation and dissolution. Unclaimed assets have been placed with PFPC, the Fund's Transfer Agent, and will be held for a period of three years after which time unclaimed assets will be surrendered to the State of Maryland as unclaimed property. As of October 6, 2004, the Fund's transfer agent holds $141,651 in cash as unclaimed by shareholders.

III.   ASSETS AND LIABILITIES

20.    Does the fund have any assets as of the date this form is filed?

       [ ]   Yes           [X]   No


21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

       [ ]   Yes           [X]   No

IV.    INFORMATION ABOUT EVENT(s) LEADING TO REQUEST FOR DEREGISTRATION

22.    (a)    List the expenses incurred in connection with the Merger or
              Liquidation:

              (i)   Legal expenses:         $10,000

              (ii)  Accounting expenses:    $0

              (iii) Other expenses (list and identify separately):
                    Filing Fees             $0
                    Registration Fees       $0
                    Shareholder Reports     $0
                    Solicitation Services   $0
                    Press Release           $163

              (iv)  Total expenses (sum of lines (i)-(iii) above): $10,163

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       (b)    How were those expenses allocated?

              Liquidation expenses were based on amounts invoiced and charged in connection with liquidation and dissolution. These expenses were then deducted from the Fund's net assets.

       (c)    Who paid those expenses?

              The Fund.

       (d)    How did the fund pay for unamortized expense (if any)?

              Not Applicable.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

       [ ]   Yes                  [X]   No

V.     CONCLUSION OF FUND BUSINESS

24.    Is the fund a party to any litigation or administrative proceeding?

       [ ]   Yes                  [X]   No

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

       [ ]   Yes                  [X]   No

VI.    MERGERS ONLY

26.    Not Applicable.


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                                  VERIFICATION

         The undersigned states that (i) he has executed this Amendment No. 1 to the Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Nations Government Income Term Trust 2003, Inc.
(ii) he is the Secretary and Chief Legal Officer of Nations Government Income Term Trust 2003, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.




                                                     /s/ Robert B. Carroll
                                                     --------------------------
                                                     Name:  Robert B. Carroll
                                                     Title: Secretary and Chief
                                                            Legal Officer